EXHIBIT 11


              JACOBSON STORES INC. AND CONSOLIDATED SUBSIDIARIES

                      COMPUTATION OF EARNINGS PER SHARE
                                (in thousands)
                                 (unaudited)




Primary earnings per common share, as set forth in the consolidated statements of earnings, are computed by dividing net earnings by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Fully diluted earnings per share are computed based on the additional assumption that the Company's 6-3/4% Convertible Subordinated Debentures due 2011 were converted to common stock at the date of issuance with a corresponding increase in net earnings to reflect reduction in related interest expense, net of income taxes, except if anti-dilutive.

These computations are set forth below (in thousands except per share data):

                                        Thirteen Weeks Ended    Twenty-Six Weeks Ended

                                         July 30,   July 31,     July 30,   July 31,
                                           1994       1993         1994       1993
EARNINGS (LOSS) PER COMMON SHARE AND
COMMON EQUIVALENT SHARE:
  Weighted average number of shares
  of common stock and common stock
  equivalents outstanding -
    Primary                                 5,779      5,779        5,779      5,779
    Fully diluted                           6,840      6,843        6,835      6,835


NET EARNINGS (LOSS)                       $(3,993)   $(4,166)     $(2,876)   $(3,740)


NET EARNINGS (LOSS), adjusted
  to reflect reduction in
  interest expense attributable
  to convertible debentures,
  net of income tax                       $(3,609)   $(3,782)     $(2,108)   $(2,972)


NET EARNINGS (LOSS) PER SHARE:
  Primary                                 $ (0.69)   $ (0.72)     $ (0.50)   $ (0.65)
  Fully diluted                             (0.69)     (0.72)       (0.50)     (0.65)
